FORM 6-K UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: December 8, 2003 Commission File Number 001-31528

IAMGold Corporation (Translation of registrant’s name into English) 220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4, Canada Tel: (416) 360-4710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: December 8, 2003	/s/ Larry E. Phillips Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

IAMGOLD CORPORATION
220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4, Canada Ph: 416 360 4710 Fax: 416 360 4750 Toll free: 1 888 IMG 9999 E-mail: infor@iamgold.com Website: www.iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: 52 Week Trading Range: Total Shares Outstanding: Fully Diluted:	IMG IAG CDN $5.43-$10.99 144.8 million 150.8 million

FOR IMMEDIATE RELEASE: December 5, 2003	No. 19/03

IAMGOLD INCREASES ANNUAL DIVIDEND BY 20%

Toronto, Ontario, December 5, 2003 — IAMGOLD Corporation (“IAMGOLD” or “the Company”) (TSX:IMG, AMEX:IAG) is pleased to announce an annual dividend payment of CAD$0.06 per share on January 6, 2004 to shareholders of record as of December 18, 2003. This represents a 20% increase in the dividend rate from CAD$0.05 per share in 2002 to CAD$0.06 per share in 2003.

With regard to the board’s decision to increase the dividend, IAMGOLD Chairman William Pugliese stated: “We are very pleased to continue IAMGOLD’s annual dividend policy by declaring a dividend payment to shareholders for 2003. Furthermore, as a result of the strong performance of the company, the strengthening gold price, and our correspondingly strong financial position we are pleased to increase the dividend rate permitting our shareholders the opportunity to participate in the Company's strong performance.”

The dividend will be distributed in Canadian funds to all shareholders except those registered in the United States. United States registered shareholders will receive the dividend in U.S. funds based on the U.S. to Canadian dollar exchange rate as issued by the Bank of Canada at the close of business on the record date, December 18, 2003.

IAMGOLD had previously stated its desire to offer shareholders the option of receiving dividends in gold according to the Company’s Gold Money Policy. Although progress has been made in creating vehicles by which the Company could efficiently and cost effectively provide shareholders with the option to receive a dividend in gold bullion, these vehicles are not in place at this time. However, the Company is encouraged by the progress to date and remain optimistic that such vehicles will be in place in the future, permitting IAMGOLD shareholders the opportunity to increase their exposure to a rising gold price.

IAMGOLD Corporation is a growth oriented, mid tier gold mining, exploration and development company. Its head office is located in Toronto, Canada. Principal assets include a 38% interest in the Sadiola gold mine and 40% interest in the Yatela gold mine, located in Mali, West Africa and 18.9% interests in both the Tarkwa and Damang gold mines, located in Ghana, West Africa. The Company’s attributable share of forecasted 2004 gold production is 440,000 ounces. IAMGOLD also has a portfolio of royalty interests in a number of producing gold mines and a 1% royalty interest in the rich Diavik diamond mine in northern Canada. The Company is also exploring highly prospective ground in West Africa and South America.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

Joe Conway, President and CEO or Tom Atkins, Vice-President Investor Relations

Tel: (416) 360 4710	Fax: (416) 360 4750	Toll free: 1 888 IMG 9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s e-mail press release list please contact us at info@iamgold.com